SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2006

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ? No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2006, incorporated by reference herein:

Exhibit

99.1   Release dated December 1, 2006, entitled "DEALING IN SECURITIES BY DIRECTOR"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 1, 2006   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARBN 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

DEALING IN SECURITIES BY DIRECTOR

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited ("the JSE"), the following information is disclosed:

Surname:	Hume
First Name:	Robert Peter
Designation:	Non Executive Director
Date of transaction:	30 November 2006
Price:	R8.35
Amount:	10 000
Aggregate value:	R83 500
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Hume has purchased 10 000 ordinary shares, which constitute approximately 66.7% of his total shareholding and approximately 11.40% of his total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRDGOLD and Chairman of the DRDGOLD Board.

The above trade was completed outside of a closed period.

Johannesburg
01 December 2006

Sponsor
Standard Bank